Via EDGAR

April 24, 2015

Mr. Matthew Crispino

Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Re:	Nielsen Holdings Limited

Registration Statement on Form S-4 Filed February 26, 2015

and Amendment No. 1 to Registration Statement on Form S-4 Filed April 1, 2015

File No. 333-202313

(collectively, the “Registration Statement”)

Nielsen N.V.

Form 10-K for the Fiscal Year Ended December 31, 2014 (“Form 10-K”)

Filed February 20, 2015

File No. 001-35042

Dear Mr. Crispino:

On behalf of Nielsen Holdings Limited (“Nielsen” or the “Company”), we are providing the following responses to your comment letter dated April 22, 2015 from the Staff of the Division of Corporation Finance (the “Staff”) to Dwight M. Barns, Chief Executive Officer of Nielsen. For ease of reference, we have repeated the Staff’s comment in italics text preceding our response. Any capitalized terms used in this letter but not defined have the meanings given to such terms in the above-referenced filings.

Registration Statement on Form S-4

Dividends and distributions, page 47

1. In order to better understand the historical and expected comparative magnitude of distributable reserves to dividends please tell us the amount of your distributable reserves for each of the reported periods along with the amounts of dividends and related restrictions for those periods.

Response: In response to the Staff’s comment, we are providing the Staff with the Company’s distributable reserves as of December 31, 2012, 2013 and 2014, as well as the cash dividends paid and common shares repurchased during those periods, both of which reduce the distributable reserve balance.

($ in millions)	2012	2013	2014
Distributable reserves(a)	$4,701	$5,346	$4,939

Cash dividends paid	—	$265	$356
Common share repurchases	—	$11	$466

(a)	Dutch law requires distributable reserves to be calculated based on financial information prepared in accordance with International Financial Reporting Standards (“IFRS”). As such, the distributable reserves presented are based on the Company’s Annual Reports prepared in accordance with IFRS and approved by the Company’s shareholders. The Company’s 2014 Annual Report prepared in accordance with IFRS is subject to approval at the 2015 Annual Shareholders meeting.

By definition there are no restrictions on distributable reserves, as the calculation of such amounts above factor in all amounts that are considered non-distributable, which include paid-up capital and legal reserves under IFRS.

Further, it should be noted that the distributable reserves are not solely a depleting balance as such reserves are increased each period to the extent of the Company’s net income prepared in accordance with IFRS. The below table summarizes the Company’s net income included in its Annual Reports prepared in accordance with IFRS since 2012.

($ in millions)	2012	2013	2014
Net income	$258	$726	$365

Form 10-K for the Fiscal Year Ended December 31, 2014

Note 17. Segments, page 102

2. We note that the margin analysis provided in your response only presents gross margins as of the current period. In order to understand better how 2014 gross margins were not significantly different from longer term historical averages please provide historical margins trends for each of the regions noted in your analysis for periods reported in your filing. In addition, provide us with forecasted gross margins in future periods, beyond your European operations.

Response: In response to the Staff’s comment, we are providing the Staff on a supplemental basis information about our 2012 to 2014 historical gross margins by region and our 2015 to 2016 forecasted gross margins by region. All forecasted information is based upon the current expectations of management as of the date of this letter. Actual gross margins by region for such forecasted periods are subject to the risks and uncertainties set forth under “Risk Factors” in the Form 10-K.

The 2014 gross margin performance of each region remained consistent with the historical gross margin performance for the most recent periods reported. Forecasted gross margins are not expected to vary significantly from past performance. However, the Company expects its regional gross margins to converge further as a result of prior investments which are reflected in the 2015 and 2016 forecasted gross margins included in the table above.

While short-term differences in economic characteristics may occur due to factors such as regional economic conditions (such as the economic challenges in Europe that have affected our European operations) or foreign currency exchange fluctuations, the Company does not believe, based on management’s current forecasts, that these types of matters will, over the longer term, affect the similarities of the Traditional Buy Regions.

Evaluating similar economic characteristics is a matter of judgment that depends on specific facts and circumstances. Accordingly, our aggregation assessment has considered all of the factors included in ASC 280-10-50-11 in arriving at our conclusion. Based on the analysis above, as well as the information previously provided to the Staff, management concluded that the regional components within the Traditional Buy Regions operate in concert and have similar economic characteristics and thus should be aggregated and deemed as one single reporting unit.

3. Please tell us further how you determined that the economic environments within each of the regions noted in your response are similar to one another and the United States. In particular, it appears that you assess the economic characteristics of each region largely based on gross margins; however, as noted in ASC 280-10-55-7(c), such measure is used as an example because gross margin is a measure of profitability that is less likely to be affected by allocations. As gross margin is one of the many indicators used to determine whether or not each reporting unit has similar long term financial indicators, tell us what consideration you gave to other long term indicators, such as sales trends within each of these regions when determining that aggregation is appropriate.

Response: The Company respectfully advises the Staff that as part of the assessment of its regions’ economic similarity, it considered, in addition to gross margins, sales trends and EBITDA margins as other long term financial indicators of economic similarity. Based on this assessment, management believes that each of the Traditional Buy Regions have essentially the same future prospects as described in ASC 280-10-55-7A.

Our assessment that the future prospects are similar is first built on the fact that each of the regions, although geographically divided for management and reporting purposes, collect, analyze and interpret similar data on consumer attitudes and purchasing behavior providing clients, which are largely consistent on a global basis, with market research services for use in their identification, attraction and retention of customers. The services offered, platforms used, processes, nature of the costs to generate data and their delivery methods are the same globally. The Company’s business model uses the same processes, while providing similar services and distribution methods on a global basis through its regional components, supported by a global shared services organization. More than 40 of the top 50 Buy operating segment’s clients purchase Nielsen services in at least 20 countries.

Due to the Company’s uniform process for providing services globally, the Company believes that gross margin represents the best measure to assess future prospects, as, the direct cost to provide such services is essential to understanding the economic similarity of its regions. As such, the Company believes a measure of profitability must be used to perform this assessment, and therefore also considered the use of EBITDA margins as a long term financial indicator. However, due to the intercompany transactions and allocations inherent in each region’s EBITDA, the Company determined EBITDA margin was not necessarily indicative of a region’s long term financial prospects. Therefore, the Company concluded that because gross margin does not contain significant intercompany transactions or allocations that it is the best measure of profitability for the purpose of assessing a region’s economic similarity.

While we believe gross margin is the best measure to assess economic similarities between our regions, the Company also considered long term sales trends as an indicator of economic similarity. Management believes that such measure is not ideal to assess economic similarities between our regions because, while there may be differences in short-term sales trends, these trends are expected to converge as growth in what would be considered emerging markets today naturally moderates, and economies that are currently in recession recover over time.

4. You indicate that the Buy reportable segment consists of your Traditional Buy Business and Nielsen Entertainment reporting units. In addition, the Watch reportable segment consist of Media and Audio reporting units. In this regard, tell us how you determined that these reporting units should be aggregated into each of your reportable segments based on criteria set forth in ASC 280-10-50-11.

Response: Nielsen maintains two operating segments (1) Buy; and (2) Watch, which are also the Company’s reportable segments. The Company does not aggregate any operating segments.

The chief operating decision maker of Nielsen is the Company’s Chief Executive Officer (“CEO”). The CEO reviews discrete internal financial information related to Nielsen’s two operating segments (Buy and Watch) and uses such information as the basis for assessing each segment’s performance and deciding how resources are allocated. The CEO is not regularly provided discrete financial information at a level below our Buy and Watch operating segments.

Each operating segment is managed by a Global President, herein referred to as the “Segment Manager” who reviews discrete financial information and discusses performance and developments of each component within the operating segment with the respective component leaders. The Company performed its reporting unit assessment in accordance with ASC 350-20-35-33 through 35-46.

Our Buy operating segment provides retail transactional measurement data, consumer behavior information and analytics primarily to businesses in the consumer packaged goods industry, which we refer to as our Traditional Buy Regions. The components of our Buy operating segment are each of the Traditional Buy Regions and Nielsen Entertainment, all of which are regularly reviewed by the Segment Manager. Nielsen Entertainment, which represents approximately 2% of the Buy operating segment’s annual revenues, provides music and book measurement information. While, as discussed above, we believe the Traditional Buy Regions meet the aggregation criteria, we do not believe Nielsen Entertainment has similar economic characteristics to the Traditional Buy Regions. Therefore, we have two separate reporting units within our Buy operating segment.

Our Watch operating segment provides viewership and listening data and analytics primarily to the media and advertising industries across the television, radio, digital and mobile viewing and listening platforms. Our Watch operating segment is divided into two components: (1) Media; and (2) Audio, both of which are regularly reviewed by the Segment Manager. The Media component delivers audience measurement and marketing effectiveness services for various media forms, including TV and digital, predominately in the United States. Audio is a media and marketing information services business, providing comprehensive radio metrics and insights predominately in the United States, As such, management concluded that these components each represent separate reporting units.

As a result, we believe that our presentation of operating segments and reportable segments are appropriate under ASC 280-10-50-11 as well as our determination of reporting units under ASC 350-20-35-33 through 35-46.

Note 19. Guarantor Financial Information, page 109

5. We are considering your response to prior comment 14 and may have further comments.

Response: Noted.

Please do not hesitate to contact Jeffrey R. Charlton at 203-563-3138 with any questions or further comments you may have regarding this submission or if you wish to discuss the above responses.

Sincerely,

/s/ Jamere Jackson
Jamere Jackson
Chief Financial Officer

cc:	Joseph H. Kaufman

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

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